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Securities and Exchange

FEB 04 2019

RECEIVED

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2017 (MM/DD/YY) AND ENDING 11/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDI Global Technologies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square - 13th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Seidito (646)223-2847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Rishi Nangalia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REDI Global Technologies, LLC, as of November 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PRINCIPAL

Title

Notary Public

LAKICHA BATTLE
Notary Public
My Commission Expires Sept. 30, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDI Global Technologies LLC
Index
November 30, 2018

MAZARS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of
REDI Global Technologies LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of REDI Global Technologies LLC, (the "Company"), as of November 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of November 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2018.

Woodbury, NY
January 30, 2019

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM

REDI Global Technologies LLC
Statement of Financial Condition
November 30, 2018

Assets		
Cash	$	9,314,982
Accounts receivable, net		4,087,259
Accrued revenue		2,990,150
Due from affiliates		1,822,406
Deferred tax asset		66,051
Other assets		617,690
Total assets	$	18,898,538
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	115,866
Due to affiliates		4,582,029
Other liabilities		183,579
Total liabilities	$	4,881,474
Member's equity		14,017,064
Total liabilities and member's equity	$	18,898,538

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

REDI Global Technologies LLC (the "Company") is a multi-asset electronic trading platform that services both the buy-side and sell-side communities, routing orders to broker-dealers for purposes of executing and settling transactions. The Company commenced operations on July 17, 2013 and is headquartered in New York and maintains offices in Illinois, Texas and California.

The Company, a New York Limited Liability Company, is a directly wholly owned subsidiary of Thomson Reuters (Markets) LLC (the "Parent"), which is an indirect subsidiary of Thomson Reuters Corporation U.S. LLC and BCP York Holdings (Delaware) LP. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company receives certain services and other financial support from its Parent including ensuring maintenance of minimum net capital requirements.

As further described in note 5, the Company is a member of a group of affiliated companies and has financing transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among unrelated parties.

Significant Accounting Policies

Use of Estimates
This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Preparation of this financial statement requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable, Net and Accrued Revenue
Receivables from brokers and dealers generally consist of amounts due net of estimated uncollectible amounts. An allowance for uncollectible accounts is estimated based on historical collection rates, the age of the receivable and knowledge of the individual account. Accrued revenue consists of November 30, 2018 billings as fees are billed in arrears.

Customers are invoiced monthly in-arrears for all fees with a standard 30 day payment term. As of November 30, 2017 and November 30, 2018 the net Accounts Receivable balances were $3,732,326 and $4,087,259, respectively and accrued revenue was $3,214,824 and $2,990,150, respectively. The increase in net Accounts Receivable is a result of increased billings offset by an increase in the allowance for uncollectible accounts.

Allowance for Doubtful Accounts
An allowance for doubtful accounts is maintained for any individual customer account where recovery is in doubt due to customer bankruptcy, severance of commercial relationship or due to aging of the receivable balance. The allowance is reduced by charge-offs and is either (a) increased by provisions charged to expense or (b) reduced by the release of such provisions when there are changes in the status of the individual customer accounts. The allowance for doubtful accounts, included net within Accounts Receivable is as follows :

Allowance for doubtful accounts at November 30, 2017	$	101,982
Charge-offs		(9,937)
Provision/(recovery) for bad debt		127,904
Allowance for doubtful accounts at November 30, 2018	$	219,949

Revenue

Revenues are recognized when control of the Company's products or services is transferred to customers, in an amount that reflects the consideration to which the Company expects to be entitled. Such consideration is net of discounts, value-added taxes and other sales taxes.

Revenue is recognized as follows:

Commissions represent the transaction charges billed to brokers for trades routed to them for execution. These are volume based fees based on the number of shares traded through the platform in the respective month. Commission revenue is recognized on a trade date basis (point in time). The Company believes the performance obligation is satisfied on the trade date because this is when the underlying transaction occurs.

Terminal fees and other related charges represent flat fees per user to access the electronic terminal. These are considered a recurring revenue stream due to the subscription nature of the service. Revenue is recognized monthly based on the actual number of platform subscribers. The Company believes the performance obligation is satisfied over the term of the contract since the customer can access the terminal over the term of the agreement for an indeterminate number of times.

The Market data revenue or pass-through revenue represents a charge to the client to supply access to the market data services. Revenue is recognized monthly based on the actual usage per user. The Company believes the performance obligation is satisfied over time since market data is continuously delivered throughout the term of the agreement.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes, and therefore any income or loss is included on the Parent's consolidated income tax return. The Company computes its tax liabilities as if it were filing a tax return on a modified separate return basis. The Parent settles all tax liabilities and pursuant to a tax forgiveness agreement, income tax liabilities/(benefits) are waived and recorded in the form of non-cash capital contribution/(distribution) reflected in member's equity.

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". The ASC requires that deferred taxes reflect tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of a deferred tax asset will not be realized.

Recently Adopted Accounting Standards

The Company adopted Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606) ("ASU 2014-09") effective December 1, 2017 using the full retrospective approach. All reporting periods are presented as subsequent to adoption of Topic 606.

Recently Issued Accounting Standards
In February 2016, the FASB issued ASU 2016-02 which amended guidance on the accounting for lease transactions. The primary objective of this update is to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance is effective for periods beginning after December 15, 2019. The Company is assessing the impact of this guidance, however, currently expects that adoption will not materially impact the financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments – Credit Losses (Topic 326) ("ASU 2016-13") to replace the incurred loss impairment methodology under current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivable, loans, and other financial instruments. The standard will be effective for the Company for fiscal periods beginning after December 15, 2019, with early adoption permitted beginning December 15, 2018. The Company is currently evaluating the impact of this standard on its financial statements, including accounting policies, processes, and systems.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 230) regarding restricted cash. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update do not provide a definition of restricted cash or restricted cash equivalents. The Company is assessing the impact of this guidance, however, currently expects that adoption will not materially impact the financial statements.

2. Income Taxes

Provision for Income Taxes and Deferred Taxes
The Company computes its tax liabilities as if it were filing a tax return on a modified separate return basis. The effective Federal and State combined tax rate applied for the year ended November 30, 2018 is 30.03%.In December 2017 the Tax cuts and Jobs Act of 2017 (the "Tax Act") went into effect reducing the corporate income tax rate from 35% to 21% for year 2018 and onwards.

The total deferred tax asset amounting to $66,051 is related to allowances for doubtful accounts.

The Company follows the authoritative guidance for Income Tax Uncertainties which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefit or provisions at November 30, 2018. There are three tax years that remain open to examination by taxing authorities.

3. Due from/to Affiliates

Due from/to affiliates represents the net of fees for services, financing and other fees owing from/to affiliates that provide the Company with services and software that the Company in turn provides to customers.

Balances due from affiliates are offset with balances due to affiliates when; (a) the balances relate to the same affiliate, (b) there is a legally enforceable right to offset the asset and liability, and (c) the Company intends to settle on a net basis.

4. Commitments

Leases
The Company has contractual obligations under long-term non-cancelable lease agreements, principally for office space, expiring on various dates through 2024. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of sublease rentals.

	Year ended November 30, 2018
2019	782,048
2020	805,263
2021	810,207
2022	820,095
2023	820,095
Thereafter	365,653
Total	**4,403,361**

5. Related Party Transactions

In the normal course of conducting its business, the Company is party to various transactions with the Parent and its affiliates. The following is a summary of those transactions.

The Company entered into a trademark license agreement with Thomson Reuters Canada Limited. This agreement grants the Company a non-exclusive license to use the trademark for the sole purpose of marketing, promoting and distributing Thomson Reuters Canada Limited products in Canada and the United States of America. On October 1, 2018, a change was made to transfer the trademark from Thomson Reuters Canada Limited to Thomson Reuters GRC, LLC.

The Company has a services agreement with its Parent for facilities and support services such as general and administrative services including legal, financial-office support and other corporate functions.

The Company entered into a Transaction Service and Technology agreement with its Parent. On October 1, 2018, a change was made to transfer the intellectual property directly linked to

this from the Parent to Thomson Reuters GRC, LLC. Any related expenses incurred after this point in time were recorded with Thomson Reuters GRC, LLC.

The Company entered into a loan agreement with Financial and Risk US Finance Company. The Company lends excess cash balances to Financial and Risk US Finance Company, for which there are no specific repayment terms or final maturity. In addition, the Company also borrows cash under the same agreement. As of November 30, 2018, the Company borrowed $773,512 of cash from Financial and Risk US Finance Company.

As of November 30, 2018, the Company's Parent permanently waived its right to receive settlement of $813,717 of tax payable by the Company to the Parent in accordance with the terms set forth in a tax forgiveness agreement. This amount has been included in the Statement of Changes in Member's Equity as a non-cash contribution from parent.

The Company can also at times have miscellaneous balances that arise with various affiliates as part of the normal course of conducting business. At times funds will be collected and or paid by another affiliate on behalf of the Company and is recoded in Due from Affiliates or Due to Affiliates in the Statement of Financial Condition. As of November 30, 2018, the Company recorded $712,672 Due from REDI Technologies Ltd. for funds that were collected on the Company's behalf.

Amounts included on the Statement of Financial Condition includes:

		As of November 30, 2018
Assets- due from affiliates		
Thomson Reuters (Markets) LLC	$	1,055,281
REDI Technologies Ltd		712,672
Risk Management Indemnity Inc.		50,053
Financial & Risk Organization Limited		4,400
Total	$	1,822,406
Liabilities- due to affiliates		
Thomson Reuters (GRC) Inc	$	3,808,516
Financial & Risk US Finance Company		773,513
Total	$	4,582,029

6. Concentrations of Accounts Receivable, Contingencies and Business Risk

Concentrations of Accounts Receivable

The accounts receivable balance from one customer was $1,567,915 which represented approximately 36% of the accounts receivable balance at November 30, 2018.

Contingent Liabilities

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. There are currently no such matters.

Business Risk
The Company's principal business operation is providing a communications network in which broker-dealers receive orders from their institutional customers. As a result, the Company is inherently subject to market fluctuations in the conduct of its business.

Concentration of Credit Risk
The Company places its cash in a large financial institution. At November 30, 2018 all of the Company's cash balance is being held at one financial institution. This cash balance is in excess of Federal Deposit Insurance Corporation ("FDIC") limits. As of November 30, 2018, the amount in excess is $9,062,947.

7. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At November 30, 2018, the Company had net capital under the Rule of $4,433,508 which was $4,108,076 in excess of its minimum required net capital of $325,432. The Company's ratio of aggregate indebtedness to net capital at November 30, 2018 was 1.1. to 1.

The Company claims exemption under the exemptive provisions of SEC Rule 15c3-3 under Subparagraph (k)(2)(i) since it does not intend to hold any customer cash or securities.

8. Subsequent Events

The Company has evaluated whether events or transactions have occurred after November 30, 2018 that would require recognition or disclosure in these financial statements through the issuance date of these financial statements.